Exhibit 99.1

Contacts:
ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli (646) 330-5907 susan@inspirgroup.com

ASUR Announces at the request of the Mexican Stock Exchange (“BMV”)

Mexico City, November 5, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, at the request of the Mexican Stock Exchange (“BMV”) and in compliance with article 50 of the provisions applicable to securities issuers (“Circular Única de Emisoras”), confirms that it has submitted an offer to Motiva Infraestructura de Mobilidade S.A. (“Motiva”) for its participation in their airports of Brazil, Ecuador, Curaçao, and Costa Rica. As of today, no agreements have been signed with the exception of the submitted offer.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

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